FOR IMMEDIATE RELEASE

Dejour Improves Operational Efficiencies at Peace River Arch

Woodrush Drilling Program Developed

Vancouver, Canada. August 6, 2009

Dejour Enterprises Ltd. (NYSE AMEX: DEJ/ TSX: DEJ) Dejour reports an operations update for Dejour Alberta (DEAL), a wholly owned subsidiary of the Company.

At the Woodrush project, located in the Peace River Arch British Columbia, the Company’s engineering team has designed and implemented several efficiency measures to its C$6.5M operating facility to enhance production operations. These efficiency measures will save approximately C$600,000 annually on a go forward basis at current production rates and set up the facility for greater savings as its production profile grows. In addition, DEAL G&A expenses have been reduced by a further C$600,000 annually.

Moving forward, Dejour has developed its 2009/10 winter drilling program that includes plans for 2-3 additional oil wells at Woodrush, which currently produces 550 gross BOE per day. All operations through production are expected to be concluded prior to break-up.

To assist the Denver based engineering team in executing the Woodrush development plan, Steve Crane, has been appointed to assume the role of acting COO for DEAL replacing Charles Dove who is returning to his independent consulting practice. Mr. Crane is a 30-year industry veteran with extensive technical, managerial and executive experience both upstream and downstream technology, business development and asset management at ARCO, Royal Dutch Shell, Muse Stancil and Pioneer Natural Resources. As founder and President of SURE Northern (Canada), a Royal Dutch Shell subsidiary, he established the super-giant Grosmont resource base in Alberta during 2005-2008 as a viable energy source.   Mr. Crane has been awarded eight patents for his innovations in unconventional oil and upstream oil and gas, contributed various professional papers and is a co-author of the book, “Fractals in Petroleum Geology and Earth Processes”.  He received a B.Sc. in Petroleum Engineering and an M.B.A.

Hal Blacker, Dejour President & COO states, "Steve has been instrumental in restructuring our Alberta operations and improving our bottom line. We are very fortunate that he has agreed to take the operations lead for DEAL as we approach the winter drilling season."

About Dejour Enterprises Ltd.

Dejour Enterprises is a high growth oil and natural gas company, with an enviable portfolio of land assets in key regions of Colorado, Utah, British Columbia and Alberta. Since inception, Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, timing investments and transactions to realize their value to the best advantage of our shareholders. Against a context of increasing concern about domestic energy production, as technology continues to make previously inaccessible resources available, and as natural gas proves to be an important stepping stone on the way to a greener energy future, Dejour is ideally positioned for significant value growth. Learn more at Dejour.com.

Dejour. Energy. Independence.

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the New York Stock Exchange AMEX (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Robert L. Hodgkinson, CHM & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050 Facsimile: 604.638.5051

Email: investor@dejour.com

Statements Regarding Forward-Looking Information:   This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

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